September 19, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 4561

Washington, DC 20549-4561

Attn: Maryse Mills-Apenteng, Esq.

Re:                               DIVX, INC.
Registration Statement on Form S-1 (File No. 333-133855)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”) the undersigned, as representative of the several Underwriters, hereby joins in the request of DivX, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on September 21, 2006, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 5, 2006, through the date hereof:

Preliminary Prospectus dated September 5, 2006:

8,200 copies to prospective underwriters, institutional investors, dealers and others

The undersigned, as representative of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with SEC Release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES INC.
As Representative of the several Underwriters

By:	J.P. MORGAN SECURITIES INC.

By:	/s/ NOAH WINTROUB
Authorized Signatory